FORM 18-K/A
 For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
to
 ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2005

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

*The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibit:

(99.7)	Excerpts from “2006-2007 Budget – Budget Speech”, March 23, 2006:

–	Summary of Consolidated Financial transactions 2005-2006 Fiscal Year,

–	Summary of Consolidated Financial transactions 2006-2007 Forecast,

–	Budgetary Revenue of the Consolidated Revenue Fund 2006-2007 Forecast,

–	Non-budgetary transactions 2006-2007 Forecast,

–	Financing transactions 2006-2007 Forecast.

(99.8)	Excerpt from Section 1 of “2006-2007 Budget – Budget Plan”, March 23, 2006:

–	Economic outlook for Québec (table 1.2) [Figures for 2005 are historical data and figures for 2006 and 2007 constitute forecasts].

(99.9)	Section 2 from “2006-2007 Budget – Budget Plan”, March 23, 2006:

–	The Government’s Budgetary and Financial Position in 2005-2006 and Public Sector Debt.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON

Name:	Bernard Turgeon
Title:	Associate Deputy Minister of Finance

Date: March 27, 2006